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[GRAPHIC OMITTED][GRAPHIC OMITTED]
[GRAPHIC OMITTED][GRAPHIC OMITTED]     Pennsylvania Real Estate Investment Trust
                                       200 South Broad Street
                                       Philadelphia, PA 19102
                                       www.preit.com
                                       -------------

                                                             Phone: 215-875-0700
                                                             Fax:   215-546-7311

FOR FURTHER INFORMATION:

AT THE COMPANY                                   AT THE FINANCIAL RELATIONS BOARD
--------------                                   --------------------------------
 Edward A. Glickman                              Joe Calabrese         Pamela King           Judith Sylk-Siegel
 Executive Vice President and CFO                (General Info)        (Analyst Info)        (Media Info)
 (215) 875-0700                                  (212) 661-8030        (212) 661-8030        (212) 661-8030

FOR IMMEDIATE RELEASE
---------------------
November 12, 1999

                Pennsylvania Real Estate Investment Trust Reports
                    1999 Third Quarter and Nine Month Results

Philadelphia, PA, November 12, 1999 -- Pennsylvania Real Estate Investment Trust (NYSE:PEI) announced today the results of its operations for the third quarter and nine months ended September 30, 1999.

Third Quarter Highlights
o Increased FFO to $0.66 per share on 14.7 million shares/OP units outstanding from $0.65 per share on 14.1 million shares/OP units outstanding during the third quarter of 1998
o  Increased FFO 5.7% to $9.7 million from $9.2 million in 1998
o Increased combined net operating income 40.6% to $18.9 million from $13.4 million in 1998
o Same store multifamily net operating income grew 7.0% from the 1998 third quarter due to 3.3% increase in revenues and 1.2% decrease in operating expenses

Third Quarter Results
Funds from operations (FFO) for the three months ended September 30, 1999 totaled $9,683,000, a 5.7% increase over FFO of $9,162,000 for the comparable three-month period ended September 30, 1998. The growth was driven by acquisitions and development projects completed in 1998 and improved operating results in the Company's portfolio. Third quarter FFO was $0.66 per share on 14,657,596 weighted average share equivalents outstanding (including Operating Partnership [OP] units), compared to $0.65 per share on 14,111,188 weighted average share equivalents for the three months ended September 30, 1998. As calculated by NAREIT, FFO is defined as net income, excluding extraordinary and unusual items, gain (or loss) on the sale of property, plus depreciation and amortization.

Net operating income before depreciation from wholly-owned properties and the Company's proportionate share of partnerships and joint venture properties increased 40.6% to $18,851,000 for the three months ended September 30, 1999, from $13,410,000 for the three months ended September 30, 1998. The increase is mainly due to acquisitions completed in the second half of 1998 and the completion of two development properties in the fourth quarter of 1998.
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PREIT Announces Third Quarter 1999 Results
November 12, 1999
Page 2

Net income for the three months ended September 30, 1999 was $5,064,000, or $0.38 per basic share, on total weighted average shares outstanding of 13,321,934 compared to $7,016,000, or $0.53 per basic share, on 13,299,723 total weighted average shares outstanding for the three months ended September 30, 1998. Net income for the 1999 third quarter includes gain on the sale of the Company's interest in land located in Rancocas, NJ totaling $162,000 or $0.01 per share. Net income for the 1998 third quarter included gains on the sale of interests in Punta Gorda Mall, Punta Gorda, FL and Ormond Beach Mall, Daytona Beach, FL totaling $1,277,000 or $0.10 per share.

Nine Months Results
Funds from operations (FFO) for the nine months ended September 30, 1999 totaled $28,459,000, a 15.7% increase over FFO of $24,606,000 for the prior comparable nine-month period ended September 30, 1998. FFO for the nine-month period totaled $1.95 per share on 14,625,386 weighted average shares outstanding (including OP units), compared to $1.76 per share on 13,998,356 weighted average shares for the nine months ended September 30, 1998.

Net operating income before depreciation from wholly-owned properties and the Company's proportionate share of partnerships and joint venture properties increased 42.4% to $56,020,000 for the nine months ended September 30, 1999, from $39,339,000 for the nine months ended September 30, 1998.

Net income for the nine months ended September 30, 1999 totaled $15,852,000, or $1.19 per basic share, on total weighted average shares outstanding of 13,315,203 compared to $17,812,000, or $1.34 per basic share, on 13,296,405 total weighted average shares outstanding for the comparable 1998 nine month period. Net income for the 1999 period includes gains on the sale of the Company's interests in 135 Commerce Drive in Fort Washington, PA, a land parcel at Crest Plaza in Allentown, PA and land located in Rancocas, NJ totaling $1,508,000, or $0.11 per share. Net income for the 1998 nine month period included gains on the sale of interests in Charter Pointe Apartments, Altemonte Springs, FL, Punta Gorda Mall, Punta Gorda, FL and Ormond Beach Mall, Daytona Beach, FL totaling $3,043,000 or $0.23 per share.

Comments from Management
Ronald Rubin, Chief Executive Officer of PREIT, said, "Our solid operating performance for both the quarter and nine-month period demonstrates the effectiveness of our focused strategy on both strategic development projects and accretive acquisitions. During the third quarter we achieved a 41% increase in combined net operating income and a 35% increase in real estate operating revenues. PREIT's year-to-date statistics are equally compelling with strong increases in both FFO per share and combined net operating income. In the quarters ahead we will continue to view opportunities for external growth, particularly through our active development pipeline, while focusing on internal growth from our existing portfolio."

PREIT Announces Third Quarter 1999 Results
November 12, 1999
Page 3

Same Store NOI Growth  -- Multifamily and Shopping Center Portfolios
Same store net operating income for the Company's portfolio of multifamily properties increased 7.0% over the third quarter of 1998, primarily driven by a 3.3% increase in revenues and a 1.2% decrease in operating expenses. Same store net operating income for the third quarter of 1999 for the Company's shopping center portfolio decreased by 4.1% over the comparable quarter primarily due to differences in the timing of income recognition and tenant bankruptcies which caused a negative $500,000 variance from the comparable period last year.

Portfolio Highlights
o Metroplex Shopping Center (Plymouth Meeting, PA) - Construction of the 780,000 square foot power center is on schedule and is currently 44% complete. Lowe's (163,000 square feet) and Target Stores (138,000 square feet), two of the power center's anchor tenants, began construction of their stores in October and November 1999, respectively. Initial occupancy is expected in the second quarter of 2000.
o Paxton Towne Centre (Harrisburg, PA) - Construction of the 582,000 square foot power center is on schedule and is currently 48% complete. Target Stores (124,000 square feet) and Kohl's (87,000 square feet), two of the power center's anchor tenants, have begun construction of their stores. Initial occupancy is expected in the second quarter of 2000. PREIT also announced that it is negotiating with an additional anchor tenant for a second phase of the development involving a 184,000 square foot store.
o Pavilion at Market East (Philadelphia, PA) - Construction of the Pavilion at Market East, a 377,000 square foot retail, entertainment and parking complex, is expected to commence in the first quarter of 2000, assuming the completion of leasing activities.
o Frankford Arsenal (Philadelphia, PA) - The Company is actively engaged in predevelopment work for the Frankford Arsenal, a 500,000 square foot power center, and construction of the site is now slated for the third quarter of 2000, subject to satisfactory due diligence and leasing.
o Dispositions - The Company has previously announced its intention to sell certain of its non-core properties which no longer meet its ownership criteria. With a sharpened focus on higher-yielding power centers and shopping malls, PREIT has retained Eastdil Realty to assist management in selling six non-core strip shopping center properties. The Company expects to bring these properties to market in the first quarter of 2000.

   Consistent with management's disposition strategy, during the third quarter the Company completed the sale of two undeveloped land parcels in Rancocas, NJ and Coral Springs, FL, realizing total proceeds of approximately $5.0 million.

Jonathan B. Weller, President and Chief Operating Officer of PREIT, commented, "Pennsylvania Real Estate Investment Trust continues to refine its portfolio, expanding and strengthening its presence in retail power center and enclosed shopping mall properties, while selling those properties that no longer fit into our target property plan. Over the past nine months, we have completed several transactions that further diversify and enhance the Company's portfolio in mid-Atlantic markets, either through acquisitions or development projects. Management's sharp focus on proven markets like Philadelphia and its surrounding regions, has positioned the Company to attract top national retailers as anchor tenants while continuing to experience steady, fundamental growth. In the coming year, we fully expect to build upon this momentum as our existing development and redevelopment pipeline includes 7 power centers, 2 strip centers and 3 enclosed malls."


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PREIT Announces Third Quarter 1999 Results
November 12, 1999
Page 4


Capital Resources
Edward Glickman, Chief Financial Officer of PREIT, added, "Throughout the year, PREIT has closely examined financing options and has taken advantage of the favorable opportunities it identified. Most recently, the Company arranged a $30.0 million construction financing with a 2-year term for Paxton Towne Centre. The newly placed financing, which carries an interest rate of 175 basis points over LIBOR, was provided by Mellon Bank and First Trust. Furthermore, with the decision to sell six of our non-core strip center properties, PREIT will have the opportunity to use the net proceeds from these sales for the reduction of debt and the reinvestment of assets more consistent with our business plan. Going forward, the Company will continue to take steps to improve its capital structure and look for ways to provide PREIT with additional capital to fund its development projects."

The Company noted that at end of the 1999 third quarter approximately $89 million was outstanding under the Company's $150 million line of credit.

1999 Fourth Quarter One-Time Charge
The Company announced that it would take a charge of approximately $150,000, or $0.01 per share, during the 1999 fourth quarter relating to the abandonment of a previously unannounced shopping center development project in Newburgh, New York.

Quarterly Dividend Declared
The Company declared a quarterly dividend of $0.47 per share payable on December 15, 1999 to shareholders and unitholders of record as of November 30, 1999. The December 15, 1999 dividend payment will be PREIT's 91st consecutive distribution since its initial dividend paid in August of 1962. Throughout its history, the Company has never omitted or reduced a shareholder dividend.

Pennsylvania Real Estate Investment Trust, founded in 1960 and one of the first equity REITs in the U.S., has a primary investment focus on shopping centers (approximately 8.1 million square feet) and apartment communities (7,242 units) located primarily in the eastern United States. The Company's portfolio currently consists of 46 properties in 10 states. In addition, there are 6 retail properties under development, which will add approximately 2.9 million square feet to the portfolio. Pennsylvania Real Estate Investment Trust is headquartered in Philadelphia, Pennsylvania.

With the exception of the historical information contained in the release, the matters described herein contain forward-looking statements that are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve various risks which may cause actual results to differ materially. These risks include, but are not limited to, the ability of the Company to grow internally or by acquisition and to integrate acquired businesses, the availability of adequate funds at reasonable cost, changing industry and competitive conditions, and other risks outside the control of the company referred to in the Company's registration statement and periodic reports filed with the Securities and Exchange Commission.

                            [Financial Tables Follow]

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PREIT Announces Third Quarter 1999 Results
November 12, 1999
Page 5


                                      # # #
                ** A supplemental quarterly financial package **
            is available on the Company's web site at www.preit.com.

          To receive additional information on Pennsylvania Real Estate Investment Trust via fax at no charge, please dial 1-800-PRO-INFO and enter the ticker symbol PEI.